UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 29, 2021

CHARDAN HEALTHCARE ACQUISITION 2 CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39271	83-3169838
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

17 State Street, 21st Floor New York, NY	10004
(address of principal executive offices)	(zip code)

(646) 465-9000

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	CHAQ	NYSE American, LLC
Warrants	CHAQW	NYSE American, LLC
Units	CHAQU	NYSE American, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 7.01 Regulation FD Disclosure.

On August 3, 2021, Chardan Healthcare Acquisition 2 Corp. (“CHAQ”) issued a press release announcing the record date for the determination of stockholders eligible to receive the proxy and vote at the special meeting to be held to consider and approve the previously announced business combination with Renovacor, Inc. (“Renovacor”). A copy of the press release is being furnished herewith as Exhibit 99.1.

The information contained in this Current Report on Form 8-K pursuant to this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

This document relates to a proposed transaction between Renovacor and CHAQ. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. CHAQ intends to file a proxy statement, which will be sent to all CHAQ and Renovacor stockholders. CHAQ also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CHAQ and Renovacor are urged to read the proxy statement and all other relevant documents filed or that will be filed with the sec in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by CHAQ through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by CHAQ may be obtained free of charge from CHAQ’s website at https://www.chardanhealthcarespac.com/ or by written request to CHAQ at Chardan Healthcare Acquisition 2 Corp., 17 State Street, 21st Floor, New York, NY 10004.

Participants in the Solicitation

Chardan Healthcare Acquisition 2 Corp. (“CHAQ”) and Renovacor, Inc. (“Renovacor”) and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CHAQ’s stockholders in connection with the proposed transaction. Information about CHAQ’s directors and executive officers and their ownership of CHAQ’s securities is set forth in CHAQ’s filings with the SEC, including CHAQ’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 4, 2021. To the extent that holdings of CHAQ’s securities have changed since the amounts printed in CHAQ’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the below paragraph.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Renovacor and CHAQ, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Renovacor and the markets in which it operates, and Renovacor’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CHAQ’s securities, (ii) the risk that the transaction may not be completed by CHAQ’s business combination

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deadline and the potential failure to obtain an extension of the business combination deadline if sought by CHAQ, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of CHAQ and Renovacor, the satisfaction of the minimum trust account amount following redemptions by CHAQ’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Renovacor’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Renovacor and potential difficulties in Renovacor employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Renovacor or against CHAQ related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of CHAQ’s securities on the New York Stock Exchange, (x) the price of CHAQ’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Renovacor plans to operate, variations in performance across competitors, changes in laws and regulations affecting Renovacor’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xii) the risk of downturns in the highly competitive additive manufacturing industry, (xiii) the impact of legislative, regulatory, competitive and technological changes to Renovacor’s business or product candidates, and (xiv) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CHAQ’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and proxy statement discussed below and other documents filed by CHAQ from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Renovacor and CHAQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Renovacor nor CHAQ gives any assurance that either Renovacor or CHAQ will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits

99.1	Press Release dated August 3, 2021.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chardan Healthcare Acquisition 2 Corp.

Date: August 3, 2021	By:	/s/ Jonas Grossman
	Name:	Jonas Grossman
	Title:	Chief Executive Officer

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Exhibit 99.1

Chardan Healthcare Acquisition 2 Corp. Announces Record Date for Stockholders Eligible to Vote on Merger

PHILADELPHIA and NEW YORK, August 3, 2021— Chardan Healthcare Acquisition 2 Corp. (the “Company”) announced that the close of business on Thursday, August 5, 2021, has been set as the record date for the determination of stockholders eligible to receive the proxy and vote at the special meeting to be held to consider and approve the previously announced merger with Renovacor, Inc., a Delaware corporation (“Renovacor”).

On March 23, 2021, Renovacor and the Company announced a definitive agreement for a business combination that would result in Renovacor becoming a publicly listed company.

A proxy statement, once final, will be mailed together with a proxy card to the Company’s stockholders. The final proxy statement will include the date, time and location of the annual meeting.

About Chardan Healthcare Acquisition Corp.

CHAQ is a special purpose acquisition company formed for the purpose of effecting a merger, acquisition, or similar business combination. CHAQ raised approximately $86.0 million in April 2020 for the purpose of combining with a public or privately-held operating business. CHAQ was founded and sponsored by affiliates of Chardan Capital Markets LLC. CHAQ is Chardan’s sixth publicly traded acquisition vehicle.

About Renovacor

Renovacor is a preclinical stage gene therapy company developing a pipeline of innovative and proprietary AAV-based gene therapies for BAG3 gene mutation-associated diseases in areas of high unmet medical need. Renovacor’s therapeutic focus is initially on cardiovascular disease, with a lead program in BAG3 mutation-associated dilated cardiomyopathy.

https://www.renovacorinc.com

No portion of Renovacor’s website is incorporated by reference into or otherwise deemed to be a part of this press release.

Additional Information and Where to Find It

This document relates to a proposed transaction between Renovacor and CHAQ. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. CHAQ intends to file a proxy statement, which will be sent to all CHAQ and Renovacor stockholders. CHAQ also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF CHAQ AND RENOVACOR ARE

URGED TO READ THE PROXY STATEMENT, AS MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by CHAQ through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by CHAQ may be obtained free of charge from CHAQ’s website at https://www.chardanhealthcarespac.com/ or by written request to CHAQ at Chardan Healthcare Acquisition 2 Corp., 17 State Street, 21st Floor, New York, NY 10004.

Participants in the Solicitation

CHAQ and Renovacor and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CHAQ’s stockholders in connection with the proposed transaction. Information about CHAQ’s directors and executive officers and their ownership of CHAQ’s securities is set forth in CHAQ’s filings with the SEC, including CHAQ’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 4, 2021. To the extent that holdings of CHAQ’s securities have changed since the amounts printed in CHAQ’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 4, 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the above paragraph.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation reform Act of 1995, as amended, with respect to the proposed transaction between Renovacor and CHAQ, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, Renovacor’s products under development and the markets in which it intends to operate, and Renovacor’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CHAQ’s securities, (ii) the risk that the transaction may not be completed by CHAQ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CHAQ, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of CHAQ and Renovacor, the satisfaction of the minimum trust account amount following redemptions by CHAQ’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Renovacor’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Renovacor and potential difficulties in Renovacor employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Renovacor or against CHAQ related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of CHAQ’s securities on the New York Stock Exchange, (x) the price of CHAQ’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Renovacor plans to operate, variations in performance across competitors, changes in laws and regulations affecting Renovacor’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xii) the risk of downturns in the highly competitive additive manufacturing industry, (xiii) the impact of legislative, regulatory, competitive and technological changes to Renovacor’s business or product candidates, (xiv) expectations for future studies and clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities, and (xv) expectations regarding BAG3 programs. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CHAQ’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and proxy statement discussed above and other documents filed by CHAQ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Renovacor and CHAQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Renovacor nor CHAQ gives any assurance that either Renovacor or CHAQ will achieve its expectations.

Temple University Disclosure Statement

Dr. Arthur Feldman is a founder and director of Renovacor and holds equity interest in Renovacor. Temple University has significant financial interests in the technology licensed to Renovacor. The financial interests are being managed in accordance with Temple University’s institutional policy. Questions about Temple University’s policy can be directed to coitemple@temple.edu.

CHAQ contact:

Jonas Grossman

CEO

Chardan Healthcare Acquisition 2 Corp.

212-920-9000

jonas@chardanspac2.com

Renovacor contact:

Magdalene Cook, MD

CEO

Renovacor

info@renovacorinc.com

Media contact:

Tom Rozycki

Prosek Partners

646-818-9208

trozycki@prosek.com

SOURCE Renovacor, Inc.

Related Links

https://www.renovacorinc.com